Rule 12g3-2(b) File Number: ~~82-5237~~

82-34629

RECEIVED RECEIVED

2004 OCT 18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

October 13, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

04045493

Re: Rule 12g3-2(b) Exemption – File Number 82-5237
Zhejiang Expressway Co., Ltd. (the "Company")

SUPPL

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of the Announcement on 2004 Interim Dividend Distribution will be made on October 13, 2004 on two Hong Kong newspapers, namely the <South China Morning Post > in English, and the <Hong Kong Economic Journal> in Chinese.

Thank you for your attention.

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

Sincerely yours,

dlw 10/19

Helen Wu
Assistant Manager
Zhejiang Expressway Co., Ltd.

19/F, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province
P. R. of China
Postal code : 310007

Tel : 86-571-8798 7700
Fax: 86-571-8795 0329

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

Announcement on 2004 Interim Dividend Distribution

Reference is made to notice dated August 17, 2004 of Zhejiang Expressway Co., Ltd. (the "Company") to convene an extraordinary general meeting ("EGM") of the Company for considering and approving the distribution of profits for the six months ended June 30, 2004. The EGM was held at 18/F, World Trade Center, 122 Shuguang Road, Hangzhou, PRC on October 12, 2004 at 10:00 a.m.

The proposed distribution of profits by way of interim dividend by the Company for the six months ended June 30, 2004 of the amount of Rmb4 cents per share was approved by an ordinary resolution passed by authorised proxies of the shareholders of the Company present at the EGM. Holders of overseas listed foreign shares of the Company ("H Shares") whose names appeared in the register of members of the Company on September 17, 2004 are entitled to the said interim dividend.

Pursuant to the Articles of Association of the Company, dividends payable to holders of H Shares of the Company shall be paid in Hong Kong dollars according to the average closing price of Hong Kong dollars to Renminbi declared by the People's Bank of China in the five trading days immediately preceding the date of the declaration of dividends. The exchange rate for the purpose of the payment of the interim dividend is therefore HK$1.00 to RMB1.0613 and the amount of interim dividend payable to holders of H Shares, in due course, will be HK$0.03769 per share.

By Order of the Board
ZHANG Jingzhong
Company Secretary

Hangzhou, the PRC, October 12, 2004

As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Xuan Daoguang; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.